

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 22, 2008

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re: Rockies Region 2007 Limited Partnership**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 6, 2008**
> **File No. 0-53201**

Dear Mr. Stump:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the marked courtesy copies that you provided.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we will respond to your request for confidential treatment for certain exhibits under separate cover.

Explanatory Note, page 1

2.   We note the explanatory note that you added at page 1 of your filing. Your note
        references the "Annual Report on Form 10 for the period ended December 31,
        2007." Because the Form 10 is not an annual report, and it is not for the period
        ended December 31, 2007, please revise your disclosure accordingly.

3.   We remind you that your registration statement should disclose all material
        information, including material updating information, with each amendment.
        Please remove the suggestion that your disclosure in the Form 10/A does not
        reflect events occurring after the filing of the Form 10 or modify or update the
        disclosure contained therein in any way other than as required to reflect updates
        to the financial statements and comments of the staff.

4.   Because your filing does not include certifications, please remove your reference
        to "currently dated certifications."

Risk Factors, page 12

The Managing General Partner and various limited partnerships…, page 18

5.   We note your disclosure that other various limited partnerships managed by your
        managing general partner are delinquent in the filing of their periodic reports.
        Please expand this disclosure to address the related risk, if applicable, that you
        may not file your periodic reports in a timely manner. We note that you filed a
        Form 12b-25 with respect to your inability to timely file your quarterly report for
        the quarter ended June 30, 2008.

Certain Relationships and Related Transactions, and Director Independence, page 47

Transactions with the Managing General Partner and Affiliates, page 47

6.   We refer you to revised disclosure in note 4 to the table. You disclose that the fee
        was determined prior to the formation of the partnership but omit disclosure of the
        factors that clarify how the actual fee was determined. Please revise your
        disclosure accordingly.

7.   We note your response to our prior comment 15. Please add this disclosure to
        your filing.

Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 51

Participation in Costs and Revenues, page 53

8.   Please revise the table set forth to include the footnotes referenced in the table.

Description of Registrant's Securities to be Registered, page 57

Summary of Limited Partnership Agreement, page 57

Liability of General Partners, Including Additional General Partners, page 58

9.   We note your response to our prior comment 16. However, your revised
        disclosure regarding the indemnification obligations set forth in the limited
        partnership agreement is not consistent with Section 7.02 of the agreement. For
        example, your disclosure indicates that the indemnification does not apply to
        business losses. However, Section 7.02 provides that the indemnification does
        apply to business losses. Please revise your filing to address this inconsistency.

Exhibits

10.   Neither the company or Petroleum Development Corporation appear to be parties
        to the agreements filed as exhibits 10.4 and 10.5. Please advise us of how these
        agreements relate to you or the managing general partner.

Engineering Comments

11.   In your response 24 to our May 27, 2008 comment letter, you stated the opinion
        that a well recompletion (with refracturing) cost of $195,000 (1/3 the cost for a
        new well) is not major and that you are unaware of any "written guidelines from
        the SEC which define a 'major expenditure' for cost incurred for refracing an
        existing well or zone and the classification of the additional reserves expected to
        be produced as proved developed or proved undeveloped." We direct you to Rule
        4-10(a)(4) of Regulation S-X which says, in part, "Proved undeveloped oil and
        gas reserves are reserves that are expected to be recovered from new wells on
        undrilled acreage, or from existing wells where a relatively major expenditure is
        required for recompletion." You also state, "It is our opinion that refracing
        expenditures of 33% of the cost of a new well is not 'major.' Based on discussion
        with our outside reserve engineers, this 33% is not out of line with industry
        practices based on a survey taken two years ago." The Society of Petroleum
        Engineers (Guidelines for the Evaluation of Petroleum Reserves and Resources,

page 136), states, "Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects." Please submit to us the industry practices survey you referenced and one line well by well results for your Wattenberg refracturing activities. Include incremental proved reserves you attributed to the refracturing, both before and after recompletion, and the capital costs you incurred for each well.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any engineering questions. You may contact Robert Carroll at (202) 551-3362 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Winfrey
        R. Carroll
        C. White
        M. Duru
        L. Nicholson